September 27, 2013

Via EDGAR and E-mail

Mary Cole, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE:	American Capital, Ltd. Registration Statement on Form N-2
(File Nos. 333-183926; 814-00149)

Dear Ms. Cole:
American Capital, Ltd. (the “Company”), has filed today via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (the “Pre-Effective Amendment”) to the referenced registration statement (the “Registration Statement”), which was initially filed with the Commission on September 14, 2012. We also submit herewith a courtesy copy of the Pre-Effective Amendment, which copies are marked to show the Company's revisions to the Pre-Effective Amendment No. 1 to the Registration Statement, filed with the Commission on July 26, 2013.

The numbered paragraphs below respond to the verbal comments of the staff of the Division of Investment Management of the Commission (the “Staff”) that we received from Ms. Sheila Stout of the Office of Chief Accountant of the Division on August 15, 2013 regarding the Pre-Effective Amendment No. 1. In each numbered paragraph, we have set forth the Staff's comment followed by the Company's response thereto. Capitalized terms not defined herein have the meaning set forth in the amended Registration Statement.

We hereby request that the amended Registration Statement not be further reviewed and that its effectiveness be accelerated to no later than 5:00 p.m (ET) on October 2, 2013.

Financial Statements

1.	In the future, please provide an explanatory note in the Company's periodic reports and registration statements on Form N-2 if reporting is triggered under Rule 3-09 of Regulation S-X.

The Company confirms that it will include the requested disclosure in its future periodic reports and registration statements on Form N-2. The Company also notes that it included such information on page 82 of the Pre-Effective Amendment and additional disclosure regarding where investors can locate the financial statements required under Rule 3-09 of Regulation S-X in the Registration Statement on page SAI-21 of the Pre-Effective Amendment. In addition, the Company further notes that it included the disclosure required under Rule 4-08(g) of Regulation S-X in its quarterly reports on Form 10-Q for the periods ended March 31, 2013 and June 30, 2013 and on page F-92 of the Pre-Effective Amendment.

Mary Cole, Esq.
September 27, 2013

2.
Please include consents from the auditors of American Capital Asset Management, LLC and European Capital Limited to include their audit reports on the financial statements of such entities in the Registration Statement.

The Company has filed consents from Ernst & Young LLP to include the firm's audit reports relating to the financial statements of European Capital Limited and American Capital Asset Management, LLC (“ACAM”) for the year ended December 31, 2012 in the Registration Statement as Exhibit 2.n.3 and Exhibit 2.n.4, respectively, to the Pre-Effective Amendment.

3.	Pursuant to Rule 3-12(a) of Regulation S-X, please include the Company's most recently filed unaudited interim financial statements in the Registration Statement.

The Company has included the Company's unaudited interim financial statements for the quarter ended June 30, 2013 on pages F-56 through F-92 of the Pre-Effective Amendment.

4.
Since the Company's money market funds are included on its Consolidated Schedule of Investments, please consider whether such amounts should be listed under the Investments line item on the Company's Consolidated Balance Sheets instead of under Cash and Cash Equivalents.

The Company invests in money market funds as part of its cash management activities in order to deposit surplus cash temporarily in highly liquid funds pending investment in portfolio companies pursuant to its principal investment strategy and for general working capital purposes.

Based on accounting guidance from the Financial Accounting Standards Board (“FASB”), the Company believes that such money market fund positions represent cash equivalents which should be included in the line item “cash and cash equivalents” on its Consolidated Balance Sheets. Indeed, although “cash and cash equivalents” is defined in the FASB Accounting Standards Codification (“ASC”) Topic 946, Financial Services-Investment Companies and Rule 6-04 under Regulation S-X as “cash on hand and demand deposits,” the FASB further clarified in ASC 305, Cash and Cash Equivalents (“ASC 305”) that the term “cash equivalents” also includes low risk investments with original maturities of three months or less and specifically includes money market funds1. Pursuant to ASC 305, such guidance is applicable to all entities. The Company notes that the same definition of cash equivalents is also used in ASC Topic 230, Statement of Cash Flows (“ASC 230”) and that the Company is required to present a statement of cash flows in accordance with ASC 230, showing the change during the period in cash and cash equivalents, with the total cash and cash equivalents on the statement of cash flow corresponding to the same amount on the balance sheet. The Company further notes that, consistent with the foregoing guidance, the Investment Company Institute has also stated that money market funds are assets held by companies for the purposes of preserving principal and maintaining liquidity, which should be included in cash equivalents rather than treated as short term investments.2
____________________________

[1]	ASC 305-10-20 defines cash equivalents as “short-term, highly liquid investments that have both of the following characteristics:
a. Readily convertible to known amounts of cash
b. So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.
Generally, only investments with original maturities of three months or less qualify under that definition. Original maturity refers to the original maturity for the entity holding the investment. For example, both a three-month U.S. Treasury bill and a three-year U.S. Treasury note purchased three months from maturity qualify as cash equivalents. However, a Treasury note purchased three years ago does not become a cash equivalent when its remaining maturity is three months. Examples of items commonly considered to be cash equivalents are Treasury bills, commercial paper, money market funds, and federal funds sold (for an entity with banking operations).”

[2]
The ICI discussed this position in its comment letter dated May 31, 2011 to the FASB and the International Accounting Standards Board on a joint staff exposure draft on Financial Statement Presentation that proposed to eliminate the concept of cash equivalents. In its comment letter, the ICI objected to the proposal nothing that the elimination of cash equivalents would result in the classification of money market funds as short-term investments in a company's financial statements which would misrepresent the purpose and use of the asset in a company's business. The ICI indicated that it considered money market funds as cash equivalents.

Mary Cole, Esq.
September 27, 2013

Additionally, the Company notes that it also includes its money market fund positions on its consolidated schedule of investments based on the accounting guidance from the FASB in ASC 946 -210-50, which requires an investment company to include short term securities on its Consolidated Schedule of Investments. The FASB included similar reporting requirements for “cash equivalents” in ASC Topic 320, Debt and Equity Securities (“ASC 320”). Under ASC 320, cash equivalents are subject to certain accounting and disclosure requirements, such as disclosure of amortized cost and fair value by major security types. Although ASC 320 does not apply to investment companies, the Company notes that ASC 320 also requires such disclosure on the schedule of investments.

Based on discussions between the Staff and representatives of the Company, the Company confirms that it will expand the footnote disclosure in its consolidated financial statements for future periods to clarify that money market fund investments are included in its “cash and cash equivalents” line item.

5.
Please consider expanding the disclosure in the Notes to the Company's Consolidated Financial Statements regarding the Company's accounting policies for Interest and Dividend Income Recognition and Fee Income Recognition with respect to the dividend and fee income recognized for the Company's investment in American Capital Asset Management, LLC.

The Company will provide additional disclosure regarding its Dividend Income Recognition Policy and its Fee Income Recognition Policy for its investment in ACAM in the footnotes to the Company's consolidated financial statements for future periods.

6.
Please provide the staff with additional information regarding the Company's policy for determining what, if any, portion of a dividend payment from American Capital Asset Management, LLC is recorded as a reduction of the Company's cost basis in such investment instead of as dividend income.

The Company evaluates numerous factors when determining whether a cash distribution from its common equity investment in a portfolio company should be recognized as dividend income or as a return of capital. Pursuant to its Interest and Dividend Income Recognition accounting policy, the Company recognizes a portion of the dividend that it receives from its investment in ACAM as a return of capital rather than dividend income, because such amount is attributable to the management fees that ACAM indirectly receives from a managed fund that finances the payment of such fees through a revolving credit facility provided by the Company.

*    *    *

In submitting this letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Mary Cole, Esq.
September 27, 2013

We hope this letter addresses the Staff's questions and comments. If we can be of assistance in facilitating the Staff's review of our responses, please contact Cydonii V. Fairfax at (301) 841-1384 or me at (301) 841-1405.

Sincerely,

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President, General Counsel,
Chief Compliance Officer and Secretary

cc:    Richard Baltz, Esq.
Darren Skinner, Esq.

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